UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Avedro, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

05355N109

(CUSIP Number)

February 19, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05355N109	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LAV Agile Limited (“LAVA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 856,591 shares, except that Yi Shi, the managing partner of LAVA, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 856,591 shares, except that Yi Shi, the managing partner of LAVA, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 856,591
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0(1)
12	TYPE OF REPORTING PERSON OO

(1)	This percentage is calculated based upon 17,060,631 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on February 14, 2019.

CUSIP No. 05355N109	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LAV Opportunity Limited (“LAVO”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 357,142 shares, except that Yi Shi, the managing partner of LAVO, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 357,142 shares, except that Yi Shi, the managing partner of LAVO, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,142
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1(1)
12	TYPE OF REPORTING PERSON OO

(1)	This percentage is calculated based upon 17,060,631 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on February 14, 2019.

CUSIP No. 05355N109	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yi Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER

1,213,733 shares, 856,591 of which are directly owned by LAVA and 357,142 of which are directly owned by LAVO. Yi Shi, the managing partner of LAVA and LAVO, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

1,213,733 shares, 856,591 of which are directly owned by LAVA and 357,142 of which are directly owned by LAVO. Yi Shi, the managing partner of LAVA and LAVO, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,213,733
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1(1)
12	TYPE OF REPORTING PERSON IN

(1)	This percentage is calculated based upon 17,060,631 shares of the Issuer’s Common Stock outstanding, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on February 14, 2019.

CUSIP No. 05355N109	13G	Page 5 of 9 Pages

Item 1(a)	Name of Issuer: Avedro, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 201 Jones Road, Waltham, Massachusetts 02451
Item 2(a)	Name of Persons Filing:

This Statement is filed by LAV Agile Limited (“LAVA”), LAV Opportunity Limited (“LAVO”) and Dr. Yi Shi. The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

Dr. Shi is the managing partner of LAVA and LAVO, and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by LAVA and LAVO.

Item 2(b)	Address of Principal Business Office or, If None, Residence: The address for LAVA, LAVO and Dr. Shi is Unit 902-904, Two Chinachem Central, 26 Des Voeux Road Central, Hong Kong.
Item 2(c)	Citizenship:

LAVA and LAVO are British Virgin Islands business companies. Dr. Shi is a United States citizen.

Item 2(d)	Title of Class of Securities: Common Stock, $0.00001 par value per share

Item 2(e) CUSIP Number:

CUSIP #05355N109

Item 3.	Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of February 19, 2019:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

CUSIP No. 05355N109	13G	Page 6 of 9 Pages

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not applicable.
Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under  §240.14a-11.

CUSIP No. 05355N109	13G	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2019

LAV AGILE LIMITED

	By:	/s/ Yi Shi
	Name:	Yi Shi
	Title:	Managing Partner

LAV OPPORTUNITY LIMITED

	By:	/s/ Yi Shi
	Name:	Yi Shi
	Title:	Managing Partner

Yi Shi	/s/ Yi Shi
Yi Shi

CUSIP No. 05355N109	13G	Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	9

CUSIP No. 05355N109	13G	Page 9 of 9 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Avedro, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: September 12, 2019

LAV AGILE LIMITED

	By:	/s/ Yi Shi
	Name:	Yi Shi
	Title:	Managing Partner

LAV OPPORTUNITY LIMITED

	By:	/s/ Yi Shi
	Name:	Yi Shi
	Title:	Managing Partner

Yi Shi	/s/ Yi Shi
Yi Shi